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Exhibit

Exhibit            Description

99.1                 Announcement on 2021/08/26: To announce related materials on acquisition of machinery and equipment

99.2                 Announcement on 2021/08/26: To announce related materials on acquisition of machinery and equipment

99.3                 Announcement on 2021/08/27: To announce related materials on acquisition of machinery and equipment

99.4                 Announcement on 2021/08/27: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

99.5                 Announcement on 2021/08/30: To announce related materials on acquisition of machinery and equipment

99.6                 Announcement on 2021/08/31: UMC will attend investor conferences on 2021/09/07

99.7                 Announcement on 2021/09/06: To announce related materials on acquisition of machinery and equipment

99.8                 Announcement on 2021/09/09: To clarify news reported by Economic Daily News on September 9, 2021

99.9                 Announcement on 2021/09/09: To announce related materials on acquisition of machinery and equipment

99.10               Announcement on 2021/09/10: To announce related materials on acquisition of machinery and equipment

99.11               Announcement on 2021/09/10: To announce related materials on acquisition of machinery and equipment

99.12               Announcement on 2021/09/13: To announce related materials on acquisition of machinery and equipment

99.13               Announcement on 2021/09/14: To announce related materials on acquisition of machinery and equipment

99.14               Announcement on 2021/09/15: To announce related materials on acquisition of machinery and equipment

99.15               Announcement on 2021/09/23: Represent subsidiary Fortune Venture Capital Corporation to announce related materials on investment of private placement of CRYSTALWISE TECHNOLOGY INC.

99.16               Announcement on 2021/09/24: UMC will attend investor conferences on 2021/09/28

99.17               Announcement on 2021/09/27: To announce related materials on acquisition of machinery and equipment

99.18               Announcement on 2021/09/06: August Revenue

99.19               Announcement on 2021/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/08/20~2021/08/26

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,352,457,750;

total transaction price: NT$1,352,457,750

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term.

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/08/18~2021/08/26

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,435,482,010;

total transaction price: NT$1,435,482,010

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Lam Research International Sdn. Bhd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): facilities

2. Date of occurrence of the event: 2021/08/20~2021/08/27

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$4,031,081,873;

total transaction price: NT$4,031,081,873

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

ASML HONG KONG LIMITED TAIWAN BRANCH (HONG KONG); non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2020/10/05~2021/08/27

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$2,984,096,483;

total transaction price: NT$2,984,096,483

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

ASML(SHANGHAI) ELECTRICAL EQUIPMENT COMPANY LIMITED; Non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Not applicable

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: Not applicable

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: Not applicable

11. Name of the professional appraiser: Not applicable

12. Practice certificate number of the professional appraiser: Not applicable

13. The appraisal report has a limited price, specific price, or special price: Not applicable

14. An appraisal report has not yet been obtained: Not applicable

15. Reason for an appraisal report not being obtained: Not applicable

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: Not applicable

17. Name of the CPA firm: Not applicable

18. Name of the CPA: Not applicable

19. Practice certificate number of the CPA: Not applicable

20. Broker and broker’s fee: Not applicable

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: Not applicable

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: No

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/08/26~2021/08/30

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,544,869,111;

total transaction price: NT$1,544,869,111

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.6

UMC will attend investor conferences on 2021/09/07

1. Date of institutional investor conference: 2021/09/07

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “22nd Asian Technology Conference”, held by Credit Suisse.

5. Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/08/06~2021/09/06

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$2,076,172,529;

total transaction price: NT$2,076,172,529

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.8

To clarify news reported by Economic Daily News on September 9, 2021

1. Date of occurrence of the event: 2021/09/09

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media: Economic Daily News, A3

6. Content of the report: UMC’s 2021 revenue will reach NTD 200 billion

7. Cause of occurrence:

The reported content was purely speculation of the annual revenue of the Company as UMC has developed and grown the business. Regarding to the Company's financial and operating results, please refer to the public notice on MOPS.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/08/30~2021/09/09

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,001,695,300;

total transaction price: NT$1,001,695,300

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/09/09~2021/09/10

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,153,894,050;

total transaction price: NT$1,153,894,050

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/08/26~2021/09/10

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,137,668,800;

total transaction price: NT$1,137,668,800

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Lam Research International Sdn. Bhd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/03/05~2021/09/13

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,000,875,302;

total transaction price: NT$1,000,875,302

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

SCREEN Semiconductor Solutions Co., Ltd.; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/07/15~2021/09/14

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,204,053,300;

total transaction price: NT$1,204,053,300

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

KLA CORPORATION; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.14

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/09/10~2021/09/15

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$ 1,065,967,690;

total transaction price: NT$ 1,065,967,690

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.15

Represent subsidiary Fortune Venture Capital Corporation to announce related materials on investment of private placement of CRYSTALWISE TECHNOLOGY INC.

1. Name and nature of the underlying security (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield):

CRYSTALWISE TECHNOLOGY INC. Privately Placed first domestic unsecured Bond

2. Date of occurrence of the event: 2021/09/23

3. No., unit price, and monetary amount of the transaction:

Volume:20 units of domestic unsecured Bond;

unit price: NTD1,000,000;

Total amount: NTD20,000,000

4. Counterparty to the trade and its relationship to the company (if the trading counterparty is a natural person and not a related party of the company, its name is not required to be disclosed):

CRYSTALWISE TECHNOLOGY INC.; Board of Director

5. Where the counterparty to the trade is a related party, an announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, including its relationship with the company and the trading counterparty, the price of the ownership transfer, and date of transfer: Strategic investment

6. Where the owner of the underlying securities within the past five years has been a related party of the company, an announcement shall also include the dates and prices of acquisition and disposal by the related party and its relationship with the company at the time: NA

7. Matters related to the creditor’s rights currently being disposed of (including type of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights over a related party, the name of the related party and the book amount of such creditor’s rights currently being disposed of must also be announced): NA

8. Profit (or loss) from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

According to CRYSTALWISE TECHNOLOGY INC. privately placed first domestic unsecured bonds issuance measures

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making unit:

According to internal approval process, and refer to CRYSTALWISE TECHNOLOGY INC. privately placed first domestic unsecured bonds issuance measures

11. Net worth per share of company of the underlying securities acquired or disposed of: NA

12. The discrepancy between the reference price of private placement company and the transaction amount per share is 20 percent or more: NA

13. Current cumulative no., amount, and shareholding ratio of the securities being traded (including the current transaction) as of the date of occurrence and status of any restriction of rights (e.g., pledges):

20 units of domestic unsecured bonds;

Amount: NT$20,000,000;

Shareholding ratio of the securities being traded: NA;

Any restriction of rights: In accordance with the provisions of the Securities Exchange Law on the restrictions on the transfer of privately placed securities

14. Privately placed securities (including the current transaction) as a percentage of total assets of the company and shareholder’s equity of the parent company on the latest financial statements, and the operating capital on the latest financial statements as of the date of occurrence:

Ratio of total assets: 0.18%

Ratio of shareholder’s equity of the parent company: 0.24%

The operating capital on the latest financial statements as of the date of occurrence: NTD 93,345,963,000

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Strategic investment

17. Whether the directors expressed any objection to the present transaction: NA

18. Whether the trading counterparty is a related party: NA

19. Date of approval by board of directors: NA

20. Recognition date by supervisors or approval date by audit committee: NA

21. Whether the CPA issued an opinion on the unreasonableness of the current transaction: NA

22. Name of the CPA firm: NA

23. Name of the CPA: NA

24. License no. of the CPA: NA

25. Any other matters that need to be specified: None

Exhibit 99.16

UMC will attend investor conferences on 2021/09/28

1. Date of institutional investor conference: 2021/09/28

2. Time of institutional investor conference: 10:20 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “10th Taiwan CEO Week”, held by QIC.

5. Any other matters that need to be specified: None

Exhibit 99.17

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2021/01/05~2021/09/27

3. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$ 1,148,673,850;

total transaction price: NT$ 1,148,673,850

4. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

EBARA CORPORATION; non-related party transaction

5. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

6. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

7. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: Base on purchase order payment term

9. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting

10. Name of the professional appraisal firm or company and its appraisal price: NA

11. Name of the professional appraiser: NA

12. Practice certificate number of the professional appraiser: NA

13. The appraisal report has a limited price, specific price, or special price: NA

14. An appraisal report has not yet been obtained: NA

15. Reason for an appraisal report not being obtained: NA

16. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

17. Name of the CPA firm: NA

18. Name of the CPA: NA

19. Practice certificate number of the CPA: NA

20. Broker and broker’s fee: None

21. Concrete purpose or use of the acquisition or disposal: For production

22. Any dissenting opinions of directors to the present transaction: NA

23. Whether the counterparty of the current transaction is a related party: No

24. Date of the board of directors’ resolution: NA

25. Date of ratification by supervisors or approval by the audit committee: NA

26. The transaction is to acquire a real property or right-of-use asset from a related party: NA

27. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

28. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

29. Any other matters that need to be specified: None

Exhibit 99.18

United Microelectronics Corporation

September 6, 2021

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2021.

1)	Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
August	Net sales	18,789,991	14,841,818	3,948,173	26.60%
Year-to-Date	Net sales	135,160,866	116,990,748	18,170,118	15.53%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	4,709,000	4,743,000	24,008,593
UMC (Note2)	500,000	500,000	24,008,593

Note1: On December 16, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 170 million. The actual amount lent to USC(Xiamen) as of August 31, 2021 was US$ 0 million.

Note2: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The actual amount lent to Wavetek as of August 31, 2021 was NT$ 500 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	17,863,175	17,988,476	108,038,667

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020 and July 28, 2021, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 341 million and CNY¥ 1,969 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	2,160,600	0
Fair Value	0	0	13,256	0
Net profit (loss) from Fair Value	0	0	13,197	0
Written-off Trading
Contracts	0	0	16,853,986	0
Realized profit (loss)	0	0	13,250	0

Exhibit 99.19

United Microelectronics Corporation

For the month of August, 2021

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2021	Number of shares as of August 31, 2021	Changes
Senior Vice President Senior Vice President Vice President Vice President Vice President Vice President Associate Vice President Associate Vice President	Oliver Chang Lucas S Chang TS Wu M C Lai Francia Hsu Eric Chen S F Tzou J Y Wu	1,141,589 600,000 1,565,809 2,226,863 1,177,000 1,415,000 1,369,108 800,191	1,099,589 550,000 1,550,809 2,126,863 877,000 1,350,000 1,239,108 750,191	(42,000) (50,000) (15,000) (100,000) (300,000) (65,000) (130,000) (50,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2021	Number of shares as of August 31, 2021	Changes
Vice President	Steven S Liu	1,000,000	1,800,000	800,000